SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SIGMATRON INTERNATIONAL, INC.
(Name of Subject Company (Issuer))

TRANSOM AXIS MERGERSUB, LLC
(Names of Filing Persons (Offeror))
a direct wholly owned subsidiary of

TRANSOM AXIS ACQUIRECO, LLC
(Names of Filing Persons (Parent of Offeror))
a direct wholly owned subsidiary of

TRANSOM AXIS HOLDCO, INC.
TRANSOM AXIS TOPCO, LLC
TRANSOM CAPITAL FUND IV, L.P.
(Names of Filing Persons (Other Persons))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

82661L 101
(CUSIP Number of Class of Securities (Underlying Common Stock))

Russell Roenick
Transom Capital Group, LLC
100 N. Pacific Coast Highway, Suite 1725
El Segundo, California 90245
Telephone: +1 (310) 407-0940
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Robert E. Goedert, P.C.
Kevin M. Frank
Kirkland & Ellis LLP
333 West Wolf Point Plaza
Chicago, Illinois 60654
(312) 862-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

 This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock, par value $0.01 per share (the “Shares”), of SigmaTron International, Inc., (the “Company”), a Delaware corporation, by Transom Axis MergerSub, Inc. (“Merger Sub”), a Delaware corporation, and a direct wholly owned subsidiary of Transom Axis AcquireCo, LLC (“Parent”), a Delaware limited liability company, to be commenced pursuant to the Agreement and Plan of Merger, dated as of May 20, 2025 (the “Merger Agreement”), by and among the Company, Merger Sub and Parent. Merger Sub is a wholly owned subsidiary of Parent, which is a wholly owned subsidiary of Transom Axis TopCo, LLC, a Delaware limited liability company, which is controlled by its affiliate Transom Capital Fund IV, L.P. (together with its affiliates, “Transom”), a Delaware limited partnership.

Important Information About the Tender Offer

In connection with the proposed acquisition of the Company, Merger Sub will commence a tender offer for all of the outstanding shares of common stock of the Company. The tender offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company. It is also not a substitute for the tender offer materials that Merger Sub will file with the SEC upon commencement of the tender offer. At the time that the tender offer is commenced, Merger Sub will file tender offer materials on Schedule TO with the SEC, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AND ANY OTHER RELEVANT DOCUMENTS FILED BY THE COMPANY OR MERGER SUB WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY THE COMPANY’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. A free copy of these materials will be available to the Company’s stockholders by visiting the Company’s website (https://sigmatronintl.com/investors/). In addition, these materials (and all other documents filed by the Company and Merger Sub with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC. The information contained in, or that can be accessed through, the Company’s or Transom’s respective websites is not a part of, or incorporated by reference herein.

Forward-Looking Statements

Certain statements contained in this filing are “forward-looking statements.” Words such as “continue,” “anticipate,” “will,” “expect,” “believe,” “plan,” and similar expressions identify forward-looking statements. These forward-looking statements are based on the current expectations of the Company.  All statements, other than statements of historical fact, are forward-looking statements. These forward-looking statements include, among others, statements relating to the Company or Transom’s future financial performance, business prospects and strategy, expectations with respect to the tender offer and the merger, including the timing thereof and the Company’s and Transom’s ability to successfully complete such transactions and realize the anticipated benefits. Actual results could differ materially from those contained in these forward-looking statements for a variety of reasons, including, among others, the risks and uncertainties inherent in the tender offer and the merger, including, among other things, (i) regarding how many of the Company’s stockholders will tender their shares in the tender offer, (ii) the possibility that competing offers will be made, (iii) the ability to obtain requisite regulatory approvals, (iv) the ability to satisfy the conditions to the closing of the tender offer and the merger,
(v) the expected timing of the tender offer and the merger, (vi) the possibility that the merger will not be completed, (vii) difficulties or unanticipated expenses in connection with integrating the parties’ operations, products and employees and the possibility that anticipated synergies and other anticipated benefits of the transaction will not be realized in the amounts expected, within the expected timeframe or at all, (viii) the effect of the announcement of the tender offer and the merger on the Company’s and Transom’s business relationships (including, without limitations, partners and customers), (ix) the risk that the Company’s stock price may fluctuate during the pendency of the tender offer and merger transactions, (x) the diversion of the Company’s or Transom’s respective management’s time and attention from ongoing business operations and opportunities, (xi) the response of competitors and other market participants to the transaction, (xii) potential litigation relating to the transaction, (xiii) uncertainty as to timing of completion of the transaction and the ability of each party to consummate the transaction, (xiv) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (xv) the expected tax treatment of the transaction, (xvi) and the impact of global macroeconomic conditions and supply chain challenges on the Company’s business and (xvii) other circumstances beyond the Company’s and Transom’s control. You should not place undue reliance on these forward-looking statements. Certain of these and other risks and uncertainties are discussed in the Company’s and Transom’s filings with the SEC, including the Schedule TO (including the offer to purchase, letter of transmittal and related documents) Transom and its acquisition subsidiary will file with the SEC, and the Solicitation/Recommendation Statement on Schedule 14D-9 that the Company will file with the SEC, and the Company’s most recent Form 10-K and Form 10-Q filings with the SEC. Except as required by law, neither the Company nor Transom undertakes any duty to update forward-looking statements to reflect events after the date of this filing.

Exhibit Index

Exhibit No	Description

99.1	Press Release, dated May 21, 2025 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of SigmaTron International, Inc., filed on May 21, 2025)